Exhibit 99.1

14 Sale and Leasebacks underwritten in Q2

Total fleet now 260 aircraft; up 29% year-on-year

NYSE: AVOL

Dublin | July 9, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, today issues an update for the second quarter of 2015 (‘Q2’). Avolon agreed sale and leaseback transactions for 14 new aircraft in Q2. Avolon also delivered 14 new aircraft and sold three aircraft resulting in a 19% increase in its owned and managed in-service fleet to 152 aircraft at the end of June, 2015. Avolon’s total fleet increased 29% year-on-year to 260 aircraft at the end of June, 2015.

2015 Q2 Highlights

Q2 Business Activity

•	Delivered 14 new aircraft to 10 airlines in 10 countries in Q2.

•	Signed new sale and leasebacks for 14 aircraft in Q2: nine delivering in 2016 and five delivering in 2017.

•	Avolon’s 2016 and 2017 commitments now stand at 28 aircraft and 7 aircraft respectively.

•	Placement of first aircraft from Avolon’s Boeing 737 MAX order: letter of intent signed for three aircraft.

•	Continued momentum in aircraft sales: three aircraft were sold in Q2, bringing sales in the first six months of 2015 to a total of five aircraft.

•	Letters of intent in place for sale of 11 aircraft in the second half of 2015.

•	Customer base now comprises 56 airlines in 33 countries; a 17% increase in customers on the prior year.

•	Five new airline customers were added during Q2.

Q2 Fleet Metrics

•	Delivered (owned and managed) fleet of 152 aircraft at the end of Q2 increased by 24 aircraft or 19% year-on-year.

•	Owned, managed and committed fleet increased by 58 aircraft year-on-year to 260 aircraft at the end of Q2.

•	Owned fleet had an average age of 2.6 years and an average lease term remaining of 7.2 years at the end of Q2.

	Q2 2014	Q2 2015	Change
Owned, managed & committed fleet (aircraft)	202	260	+29%
Owned & managed fleet (aircraft)	128	152	+19%
Airline Customers	48	56	+17%

Avolon | 2015 Second Quarter Update

Investor Relations

•	Q2 results will be announced at 6.00am ET (11.00am BST) on August 5, 2015 with a conference call at 8.30am ET (1.30pm BST) on that date.

•	Participating in a series of conferences during Q3 2015 including:

•	Deutsche Bank Aircraft Finance & Leasing Conference in New York on September 9, 2015

•	UBS Transport Conference in London on September 14, 2015

•	Citi Industrials Conference in Boston on September 16, 2015

•	Morgan Stanley Industrials Conference in California on September 17, 2015

•	RBC Aircraft Leasing Conference in California on September 30, 2015

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon had an owned, managed and committed fleet of 260 aircraft serving 56 customers in 33 countries as of June 30, 2015. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

Note regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business and lessee relationships, and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. These risks, uncertainties and assumptions include, but are not limited to, the following: general economic and financial conditions; the financial condition of our lessees; our ability to enter into definitive contractual documentation in respect of commitments where we have entered into non-binding letters of intent; lessee defaults and attempts to repossess aircraft; our ability to successfully re-lease our existing aircraft and lease new aircraft; our ability to negotiate and enter into profitable leases; periods of aircraft oversupply during which lease rates and aircraft values decline; changes in the appraised value of our aircraft; competition from other aircraft lessors; and the limited number of aircraft and engine manufacturers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any those expressed or implied by the forward-looking statements contained in this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document unless required to do so by applicable law.

www.avolon.aero

For further information:

Dónal O’Neill	T: +353 1 231 5843	M: +353 87 251 1799	ir@avolon.aero
Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	ir@avolon.aero
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	ir@avolon.aero

Avolon | 2015 Second Quarter Update